CONTRACT AMENDMENT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control.

The following provision hereby amends and supercedes the provision in the Contract entitled "THE CONTRACT".

THE CONTRACT: The entire Contract consists of this Contract, and any attached application, endorsements or riders. This Contract may be changed or altered only by our President or Secretary. Any change, modification or waiver must be made in writing.


Signed for Allianz Life Insurance Company of North America by:

             /s/ Suzanne J. Pepin               /s/ Mark Zesbaugh
                 Suzanne J. Pepin                   Mark Zesbaugh
            Senior Vice President, Secretary,         President
              and Chief Legal Officer

S40697